September 8, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Conlon Danberg and Ms. Margaret Sawicki

Re: iSpecimen Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 25, 2025

File No. 333-289725

Dear Mr. Danberg and Ms. Sawicki:

On behalf of iSpecimen Inc. (the “Company”), please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 29, 2025 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (Amendment No. 1) filed August 25, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1/A (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Registration Statement on Form S-1, filed August 25, 2025

Exhibit Index, page II-6

1.	The consent of Bush & Associates included as Exhibit 23.2 does not include a reference to their audit report dated April 14, 2025. Please revise the consent to appropriately reference the audit report included in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the consent of Bush & Associates CPA LLC included as Exhibit 23.2 to reference their audit report dated April 14, 2025, as included in the prospectus.

General

2.	We note your statements in a press release dated August 7, 2025 and furnished pursuant to Item 7.01 of Form 8-K that you are looking to build an up to $200 million corporate treasury reserve based on the Solana blockchain ecosystem and that you have engaged WestPark Capital and BlockArrow Capital for advisory services regarding this plan. However, this does not appear to be addressed in your prospectus disclosure. Please revise your prospectus to provide sufficient disclosure regarding your corporate treasury plan for investors to understand your anticipated business model. Your disclosure should include a timeline of the building of your Solana based treasury for the next twelve months, the amount of any cryptocurrency you currently hold, the source of any anticipated funding, and any planned acquisitions to build your crypto treasury. Additionally, please include appropriate risk factor disclosure regarding your new business plan for a crypto treasury program. Alternatively, if you no longer intend to move forward with this program, please note that in your disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus to include additional disclosure regarding its corporate treasury plan, including a description of the proposed Solana-based treasury program, the Company’s current digital asset holdings, and expected timeline. The Company has also added related risk factor disclosure to highlight the risks associated with establishing and maintaining a digital asset treasury.

3.	We note the disclosure from your Current Report on Form 8-K filed June 5, 2025 that on June 4, 2025 you received a letter from Nasdaq notifying you that you no longer complied with Nasdaq Listing Rule 5550(b)(1) and that under Nasdaq rules you had 45 calendar days from the date of the notice to submit a plan to regain compliance. Please revise the prospectus to provide updated disclosure regarding this delisting notification.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus to provide updated disclosure regarding the June 4, 2025 Nasdaq deficiency notice. The disclosure now includes the fact that the Company submitted a compliance plan within the required timeframe, the potential extension period available under Nasdaq rules, and the risks associated with potential delisting if compliance is not regained.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Robert Bradley Lim
Name:	Robert Bradley Lim
Chief Executive Officer